

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

<u>Via E-Mail</u>
Robert K. Merrell
Vice President, Finance
Lipocine Inc.
675 Arapeen Drive, Suite 202
Salt Lake City, Utah 84108

      Re: Lipocine Inc.
               Form 8-K
               Filed July 25, 2103, as amended September 9, 2013
               File No. 333-178230

Dear Mr. Merrell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel Greenspan for

               Jeffrey P. Riedler
               Assistant Director

cc: <u>Via E-Mail</u>
       John T. McKenna
       Cooley LLP
       3175 Hanover Street
       Palo Alto, CA 94304-1130